Exhibit 4.10

English Summary of the Line of Credit Agreement, dated October 6, 2013, between R.V.B. Holdings Ltd. (the “Company”), as lender, and E.E.R. Environmental Energy Resources (Israel) Ltd. (the “EER”), as borrower (the “Loan”).

Term of the Agreement: The Agreement shall be effective as of September 11, 2013, and shall end upon full repayment of the Loan.

Loan Amount: The Company shall provide EER with a credit line in the amount of NIS 1 million (the “Loan”). Each withdrawal by EER shall be in the amount of up to NIS 200 thousand. The Company may refuse at any time and upon its sole discretion to approve such withdrawal.

Interest and Linkage: The Loan will bear no interest and will be linked to the Israeli Consumer Price Index.

Repayment: The Loan shall be repaid in full in one payment following six months from the effective date of the Agreement. EER is entitled at any stage to early repayment of the Loan without any early repayment fee.

Immediate Repayment: The Company may be entitled, upon its sole discretion, to call for an immediate repayment of the Loan upon the following:

1.	A breach by EER of its obligations under the Agreement and/or if any of its declarations under the Agreement shall be deemed to be not true.

2.	In case a liquidation order has been issued against EER or that EER’s name has been deleted from any registry conducted by law, and these where not canceled within 30 days.

3.
If a request to appoint a receiver or a special manager for EER or for EER’s assets or a substantial part of its assets was filed and was not canceled within 30 days, or if a receiver shall be appointed or a receivership order was issued and was not cancelled within 30 days, or if a trustee or a special manager is appointed for EER or its assets.

4.
If an attachment is imposed or a similar execution action has been filed against material assets of EER or against a security granted to the Company by EER and such actions were not canceled within 30 days.

5.	If a stay of proceeding or creditor settlement requests were filed for EER and not canceled within 30 days, or if a stay of proceeding or a creditor settlement order were issued.

6.	If EER shall be liquidated or dissolved for any reason.

7.	If EER fails to repay material debts to others or if such debts shall be called for immediate repayment.

8.	If legal actions shall be taken against EER and the Company shall determine that such actions may jeopardize EER’s ability to repay the Loans.